November 8, 2018

Division of Corporation Finance

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Antero Resources Corporation

Form 10-K for Fiscal Year Ended December 31, 2017
Filed on February 13, 2018
Form 8-K filed August 1, 2018
File No. 001-36120

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Corporation (the “Company”, “we,” “us,” “our” or “Antero Resources”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2018, with respect to the Annual Report on Form 10-K for fiscal year ended December 31, 2017 (the “2017 Form 10-K”), filed with the Commission on February 13, 2018, and the Current Report on Form 8-K, filed with the Commission on August 1, 2018.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2017

Business and Properties

Our Properties and Operations

Estimated Proved Reserves

Proved Undeveloped Reserves, page 7

1.                                      Changes to your proved undeveloped reserves (“PUDs”) for the fiscal year ended December 31, 2017 include positive revisions for previously proved undeveloped properties reclassified from non-proved properties at December 31, 2016 to proved undeveloped at December 31, 2017. Describe the nature of these PUDs (i.e., product, location, etc) and tell us when they were initially booked and when they were removed from your reported PUD quantities. In addition, tell us when these PUDs are scheduled for drilling and whether any have been drilled through September 30, 2018.

RESPONSE:

The reserves identified as having been classified as PUDs at December 31, 2017 due to positive revisions include 155 processable natural gas locations, 136 of which are in the Marcellus Shale in West Virginia and 19 of which are in the Utica Shale in Ohio.  Of these 155 locations, 43 were inadvertently characterized as positive revisions in 2017 although they had not previously been booked as PUDs.  While these 43 locations were correctly booked as PUDs at December 31, 2017, their addition to our PUD reserves should have been characterized as extensions rather than revisions.  In future filings, we will not characterize the addition of PUDs as revisions unless those reserves were previously booked as PUDs and subsequently removed.

The table below identifies each of the 155 locations classified as PUDs at December 31, 2017 as a result of positive revisions, the year they were initially booked as PUDs and the year they were removed as PUDs.

	Year Removed
Year Added	2013	2014	2015	2016	N/A	Total
2012	2	1	2	1	—	6
2013	—	—	15	2	—	17
2014	—	—	13	74	—	8
2015	—	—	—	2	—	2
2016	—	—	—	—	—	—
2017	—	—	—	—	43	43
Total	2	1	30	79	43	155

At December 31, 2017, each of the 155 locations was scheduled to be drilled within five years.  The table below identifies, as of December 31, 2017, the year in which it was anticipated that each of these locations would be turned to production.  As of September 30, 2018, nine of the wells anticipated to be turned to production in 2018 were on production.

	2018	2019	2020	2021	2022	Total
Locations	10	26	43	30	46	155

2.                                      Disclosures in your previous filings on Form 10-K suggest that PUDs removed in prior years due to the impact of the 5-year development rule were primarily dry gas locations. Tell us how the previously removed PUDs that are again part of your development plan fit within your broader drilling program which has historically targeted the “more liquids-rich areas in [y]our portfolio.”

RESPONSE:

While the PUD locations removed in prior years due to the impact of the 5-year development rule were generally in drier areas of our portfolio, the 112 locations added back at December 31, 2017 have an average wellhead heating content of 1,202 Btu per scf.  These locations fit within our stated strategy of drilling the more liquids rich locations in our portfolio and at December 31, 2017 were scheduled to be drilled within five years.

3.                                      You have revised your disclosed quantities of PUDs in the current year and in prior years due to the requirement per Rule 4-10(a)(31) of Regulation S-X to develop PUDs within five years of the initial booking date. Provide us with a description of the process through which changes to your development schedule are determined by management and approved by the Board of Directors. As part of your response, specifically address the manner in which decisions are made to remove PUDs that will not be developed within five years of their initial booking as proved reserves.

RESPONSE:

We maintain a five year detailed development plan, which includes the timing, location and capital commitment of wells to be drilled.  The development plan is reviewed and approved annually by senior management and by our Board of Directors.  In accordance with the guidance associated with Question 131.04 of the Compliance and Disclosure Interpretations, only PUDs that are reasonably certain to be drilled within five years of booking and are supported by final investment decision to drill them are included in our development plan.

A detailed review of the previously-approved development plan is performed by in-house reservoir engineers on a quarterly basis to validate reserves classifications for appropriateness.  This analysis includes reviewing (i) the aging of wells classified as PUDs to confirm they remain economic, (ii) the PUD development schedule for consistency with the approved development plan and (iii) that PUDs are scheduled to be developed within five years of initial booking.

Our Vice President, Reservoir Engineering and Planning, approves all aspects of the reserve report, including the PUD development schedule, which provides the basis for removing PUDs that will not be developed within five years.  On an annual basis, our Vice President, Reservoir Engineering and Planning reviews the reserve report with senior management and the Audit Committee of the Board of Directors.  This review includes a discussion of any material changes to reserves, including PUD reserves changes and categorization.  Separately, our third party independent reserves engineering firm performs an audit and provides a signed certification to evidence that reserve calculations are performed in accordance with SEC regulations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stand-Alone Exploration and Production (E&P) Information, page 66

4.                                      We note your presentation of selected financial information on a stand-alone basis for Antero (Parent) and your statement that you believe this information is useful to investors “as a means to evaluate Antero’s operations on a stand-alone basis and its ability to service its debt obligations that are not guaranteed by Antero Midstream or to incur additional debt.” Tell us in greater detail why you believe this information is meaningful and the degree to which it is meant to convey information regarding your exploration, development, and production operations to investors in light of your segment disclosure provided pursuant to FASB ASC 280-10-50 and results of operations disclosure provided pursuant to FASB ASC 932-235-50.

RESPONSE:

Antero Midstream Partners GP LLC (“AMP GP”) is the general partner of Antero Midstream Partners LP (“Antero Midstream”).  AMP GP is a wholly owned subsidiary of Antero Midstream GP LP (“AMGP”).  Rather than being consolidated by AMGP, Antero Midstream is currently consolidated by Antero Resources under the variable interest model of consolidated financial reporting.  We believe this is a somewhat unique circumstance, which resulted in extensive discussion with the Staff in 2017 in connection with AMGP’s initial public offering.

Antero Resources is the obligor under secured bank credit facilities and senior unsecured notes totaling $3.6 billion out of total consolidated indebtedness of $4.8 billion as of December 31, 2017.  While Antero Resources consolidates Antero Midstream’s assets and operations, Antero Midstream does not guarantee any of Antero Resources’ indebtedness.

While information relative to our exploration, production and gas marketing operations is presented in the 2017 Form 10-K, including in the segment disclosures, the supplemental information on oil and gas producing activities contained within Note 20 to the consolidated financial statements and the condensed consolidating financial information contained within Note 18 to the consolidated financial statements, we have received feedback from investors and analysts that this information does not provide a clearly understandable summary of the results of operations, balance sheet data or other financial data relative to the legal entity Antero Resources Corporation.  We have included Stand-Alone Exploration and Production (E&P) Information in the 2017 Form 10-K in an effort to provide in one place in the 2017 Form 10-K a concise summary of the assets, liabilities, results of operations and Adjusted EBITDAX of our E&P business in response to specific requests from investors and analysts to provide additional clarity to our financial information in light of our unique organizational structure and the significant assets and operations that we consolidate but that are not subject to the rights of Antero Resources’ creditors.

Form 8-K filed August 1, 2018

Exhibit 99.1, page 1

5.                                      You present a number of measures that appear to be non-GAAP, but are not identified as such (e.g., adjusted net income per diluted share, adjusted EBITDAX margin, stand-alone net debt, etc). Please review each of the measures you include in Exhibit 99.1 to determine whether they are non-GAAP and revise your disclosure as necessary for compliance with Item 10(e)(1)(i) of Regulation S-K.

RESPONSE:

In the earnings release furnished as Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on October 31, 2018, we clearly identified each non-GAAP measure presented as such and included all information necessary for compliance with Item 10(e)(1)(i) of Regulation S-K, and we will do the same in the future when non-GAAP measures are presented.

6.                                      You reconcile the non-GAAP measure Adjusted EBITDAX to net income including noncontrolling interest. Revise to provide a reconciliation to net income as presented in the statement of operations under GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and question 103.02 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

RESPONSE:

In the earnings release furnished as Exhibit 99.1 to the Current Report on Form 8-K filed with the Commission on October 31, 2018, we reconciled the non-GAAP measure Adjusted EBITDAX to net income as presented in our statement of operations under GAAP, and we will do the same in the future when Adjusted EBITDAX is presented.

*              *              *              *              *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

ANTERO RESOURCES CORPORATION

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	Chief Financial Officer